Via EDGAR and Facsimile
January 30, 2007
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Andrew Blume, Staff Accountant

Re:	Belk, Inc. Form 10-K for Fiscal Year Ended January 28, 2006 Filed April 13, 2006 File No. 0-26207
Dear Mr. Blume:
     This will confirm our telephone conversation of January 19, 2007 that Belk, Inc. will respond to the comments of the staff of the Securities and Exchange Commission on or before February 28, 2007.
     Please contact me at (704) 426-8527 should you have any questions.
Very truly yours,
/s/ David Palmer
David Palmer
Vice President, Financial Services